Filed by FPL Group, Inc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gexa Corp.
Commission File No.: 0-16179

This filing includes a presentation used at FPL Group, Inc.'s 2005 Annual Meeting of Shareholders in Juno Beach, Florida on May 20, 2005.
WELCOME SHAREHOLDERS

Cautionary statements and risk factors that may affect future results Any statements made herein about future operating results or other future events are forwardlooking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forwardlooking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in the Companys SEC filings

Additional information on GEXA transaction FPL Group has filed a registration statement on Form S4 (File No. 333124438), including a proxy statement of Gexa Corp. (Gexa) and FPL Groups prospectus and other relevant documents with the Securities and Exchange Commission (SEC) concerning the proposed transaction. You are urged to read the registration statement containing the proxy statement/prospectus (including all amendments and supplements) and any other relevant documents filed or that will be filed with the SEC because they contain or will contain important information about FPL Group, GEXA and the proposed transaction. You may obtain the registration statement containing the proxy statement/prospectus and the other documents, as well as other filings containing information about FPL Group and Gexa, free of charge at the SECs web site, www.sec.gov. In addition, they may also be obtained for free from FPL Group by directing a request to FPL Group, Inc. 700 Universe Blvd., Juno Beach, Florida, 33408, Attention Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention Dave Holeman. FPL Group, GEXA and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 10K/A of GEXA filed April 29, 2005, the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC and in the registration statement and the proxy statement/prospectus. You may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus and other relevant documents filed with the SEC.

Restoring Power Restoring Lives

An outstanding restoration performance Hurricane Charley Frances Jeanne Landfall on 08/13 09/05 09/26 Category 4 2 3 Affected Customers 874,000 2,786,300 1,737,400 Counties 22 35 35 Replaced Poles 7,226 3,890 2,390 Transformers 5,159 3,011 3,037 Miles of conductor 925 575 254 Personnel 13,500 16,738 16,566 Days of restoration 13 12 8 Charley Frances Jeanne Data as of 12/03/04

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Hurricanes of 2004 FPL Group passed the test probably no other USA based utility has the restoration plans and practices in place to successfully address three major disasters in a sixweek period Grant Davies, Davies Consulting

FPL Group A great company with a proven strategy Three year return 12/31/01 12/31/04 Five year return 12/31/99 12/31/04 Ten year return 12/31/94 12/31/04 49 percent 11 percent 29 percent 113 percent minus 11 percent 44 percent 216 percent 212 percent 184 percent FPL Group S&P 500 Dow Jones Utilities FPL Group S&P 500 Dow Jones Utilities FPL Group S&P 500 Dow Jones Utilities

two strong businesses FPL Group One of largest U.S. electric utilities Vertically integrated, retail rate regulated utility 18,940 mw in operation 4.2 million customers $8.7 billion operating revenue FPL Energy Successful wholesale generator, U.S. market leader in wind generation 11,520 mw in operation $1.7 billion operating revenue data as of 12/31/04

FPL Group results Full Year GAAP net income dollars millions EPS $890 $887 $2.50 $2.45 Adjusted Net income dollars millions $871 $890 $2,45 $2.46 03 04 03 04 03 04 03 04 See Appendix for reconciliation of GAAP to adjusted amounts

2004 Total Shareholder Return 4.4 percent 14.3 percent dividend stock price appreciation 18.7 percent
3 major attributes FPL GROUP financial strength financial discipline operational excellence a culture of quality and continuous improvement
FPL one of the best electric utilities in the U.S. Exceptional growth Attractive customer mix Operational excellence Proven cost management Superior environmental performance Good regulatory climate
Florida Power & Light earnings Full Year net income contribution EPS dollars millions $733 $749 $2.06 $2.07 03 04 03 04

2004 major accomplishments Florida Power and Light Contributed 84 percent [1] of FPL Group adjusted earnings Added 107,000 new customer accounts O and M costs 31 percent below industry average Fossil availability best in class 5 of past 6 years Performance of nuclear plants remains high Time without power during 2004 [2] was half industry average Transmission control operations ranked best practices by NERC/FERC team Ranked number 2 in customer satisfaction in southern region by J.D. Powers Strong storm restoration performance earned us Emergency Response Award from EEI See Appendix for reconciliation of GAAP and adjusted earnings Excluding hurricane related outages

Challenges at Florida Power and Light in 2005 Recover 2004 storm costs and rebuild storm reserve Continue to improve storm restoration plan in anticipation of increased storm activity Meet growing demand for electricity Achieve satisfactory resolution to our base rate case Rising fuel prices need to maintain diverse fuel mix

Storm cost recovery update Total restoration cost of $890 million net of insurance Deficit of $533 million to be recovered subject to reasonableness and prudence Quality of service and technical hearings completed PSC expected to render decision July 5 Florida legislature has approved securitization option

Planning for future storms Providing more timely and more granular information to customers on estimated restoration times Expanding mutual aid agreements Collaborating with emergency operations centers on critical functions Enhancing logistics plans Upgrading communications systems Conducting annual mock hurricane exercise

Strong growth in electricity usage usage per residential customer annually in kwh customer accounts average in millions 9,000 10,000 11,000 12,000 13,000 14,000 15,000 85 90 95 00 04 28 percent increase in usage since 1985 86 88 90 92 94 96 98 00 02 04 2.72 4.22

Requires significant investment Capital Expenditures ($ billions) $0 $0.5 $1.0 $1.5 $2.0 $2.5 96 97 98 99 00 01 02 03 04 05E 06E 07E 2003 2007 cumulative CapEx $8.3 billion All other New Generation 1 Estimated capital expenditures from 10K for the year ended 12/31/04 filed on 2/28/05

Meeting growing demand for power New power plants Martin 2005 Manatee 2005 Turkey Point 2007 PB County west 2009 / 2010 SW St. Lucie 2012 / 2013 New infrastructure 2005 2007 310 miles transmission lines 2,750 miles distribution lines 51 substations T and D

FPL requesting first base rate increase in 20 years Initiated request to increase 2006 base rates by $430 million Why now current agreement ends December 2005 increasing demand requires significant investments prediction of increased storms requires additional funds federal mandate for regional transmission organization brings added costs Additional request to increase rates annually by $123 million beginning mid2007 to cover new power plant at Turkey Point site

Requested rates for 2006 would still be lower than in 1985 Residential Customer Base Rates $ per 1,000 kwh $47.86 $40.22 $41.81 $86.51 $40.22 $41.03 85 05 06 85 05 06 non inflation adjusted inflation adjusted

Optimistic about FPLs future Continued strong customer growth Increasing demand per customer Commitment to operational excellence Focused on customer satisfaction Good regulatory environment

FPL Energy: a disciplined wholesale generator Moderate risk approach diversified by region, fuel source well hedged portfolio emphasis on base load assets Low cost provider modern, efficient, clean plants operational excellence Industry leader in wind generation Conservative, integrated asset optimization function FPL Energy operations 11,785 net mw in operation as of 5/05/05

Strong track record of growth at FPL Energy Adjusted Net Income $ millions 45 percent compound annual growth rate 9 32 58 83 105 126 175 175 97 98 99 00 01 02 03 04

FPL Energy results GAAP Adjusted net income $ millions EPS net income $ millions EPS $194 $172 $0.54 $0.48 $175 $175 $0.49 $ 0.49 03 04 03 04 03 04 03 04 See Appendix for reconciliation of GAAP to adjusted amounts

FPL Energy success factors Operational excellence Market leadership in wind energy Outstanding value created through Seabrook acquisition Diversified portfolio Risk management expertise power marketing around assets portfolio balancing

U.S. Leader in Wind Energy mw 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 99 00 01 02 03 04 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 18% 22% 33% 37% 43% 41% FPL Energys wind assets FPL Energys market share FPL Energys market share

Seabrook successful execution of strategy Market Price for Electricity 1 2 3 MA Hub $0 $20 $40 $60 $80 $100 $/mwh 1/1/02 1/1/04 1/1/06 Headcount 974 2002 799 2005 Reliability capacity factor 85.3% average 95 02 97.4% average post FPL Energy Financial performance well above original forecast Substantial upside performance Power uprate Recontracting at higher prices Additional contribution margin $80 $100 million expected in 2007 1 4/05 through 12/06 is based on forward market prices 2 Authorized baseline as of 3/21/05 3 Data is not based on detailed budgeting and contains some broad ranges of assumptions that go beyond what is typically used in an annual forecast Please see Appendix for key assumptions

Bright outlook for FPL Energy Build out of 500 750 MW of new wind generation in 2005 Additional wind generation in 2006 and beyond Uprate at Seabrook New contracts at Seabrook at higher market prices Market recovery Portfolio optimization Acquisitions Divestitures Restructuring GEXA acquisition gas infrastructure / LNG

FPL Energy Outlook for 2007 1 FPL Energy Adjusted 2004 Net Income 2 Major Drivers Normalize 2004 Asset Sales / Restructuring Normalize 2004 Wind Resource Normalized 2004 Net Income New Wind Investments 2005 Announced Acquisitions Merchant Market Improvements (including Seabrook uprate and recontracting) Interest Other FPL Energy Potential Range for 2007 Net Income of $370 to $420 million 3 1 Data is not based on detailed budgeting and contains some broad ranges of assumptions that go beyond what is typically used in an annual forecast. Please see appendix for key assumptions 2 See appendix for reconciliation of GAAP to adjusted amounts 3 Excluding the cumulative effect of adopting new accounting standards as well as the mark to market effect of non qualifying hedges, neither of which can be determined at this time mms $175 35 22 $232 85 105 15 30 80 100 minus 40 minus 35 minus 10 minus 5

FPL Group

Strong, tangible growth prospects Strong customer and usage growth at FPL growing wind business Seabrook Station improvements contract restructurings upside leverage on merchant fossil fleet wholesale generation asset acquisitions gas infrastructure LNG

Sound Credit Profile Reflected on Balance Sheet and Credit Ratings Total Debt to Total Capitalization FPL Group 56 percent Industry Average 62 percent S&P Moodys Fitch FPL Group, Inc. Issuer FPL First Mortgage Bonds FPL Group capital senior Unsecured debentures A/Negative A2/Stable A/Stable A/Negative Aa3/Stable AA minus /Stable A minus /Negative A2/Stable A/Stable 1 See appendix for more detailed credit statistics Total Debt to Total Capitalization as of 12/31/04 for FPL Group and 9/30/04 for Industry Average.

Environmental excellence SO2 Emissions (lbs/mwh) CO2 Emissions (lbs/mwh) NOx Emissions (lbs/mwh) FPL Group FPL Group FPL Group 0 5 10 15 20 0 500 1,000 1,500 2,000 2,500 0 1 2 3 4 5 Sources RDI, DOE (2003) FPL Group and peer companies

Growing, Stable Dividend $1.04 $1.08 $1.12 $ 1.16 $1.20 $1.30 $1.42 99 00 01 02 03 04 051 increased dividend by 13% 2/15 raised quarterly dividend by 4% Dividend payout 57% 2 61% 3 FPL Group Industry average 1 Annualized split adjusted quarterly dividend 2 Dividend payout is based on earnings of $2.50, the mid point of 2005 EPS estimate range of $2.45 to $2.55 given as guidance on April 26, 2005 FPL Groups policy is to issue earnings guidance with its quarterly earnings release. 3 Dividend payout is based on 2005 First Call EPS estimate

2 for 1 stock split in 2005 Shares distributed on March 15 Demonstrates boards continued confidence in FPL Group growth prospects Goals increase liquidity of stock create expanded universe of potential shareholders

FPL Group a solid investment Rock solid base business Strong, tangible growth prospects Modest risk profile Flexibility to pursue opportunities Conservative and disciplined Committed to creating shareholder value

FPL Group
Appendix

Reconciliation of GAAP to Adjusted Earnings Full Year Ended December 31, 2003 (millions, except per share amounts) reconciliation of net income (loss) to adjusted earnings (loss) net income (loss) adjustments cumulative effect of change in accounting principle (FIN 46) net unrealized mark to market gains associated with non qualifying hedges adjusted earnings (loss) earnings (loss) per share (assuming dilution) cumulative effect of change in accounting principle (FIN 46) net unrealized mark to market gains associated with non qualifying hedges Florida Power and Light FPL Energy Corporate and other FPL Group, Inc. 733 194 minus 37 890 3 3 minus 22 minus 22 733 175 minus 37 871 $2.06 0.54 minus 0.10 2.50 0.01 0.01 minus 0.06 minus 0.06 2.06 0.49 minus 0.10 2.45

Reconciliation of GAAP to Adjusted Earnings Full Year Ended December 31, 2004 (millions, except per share amounts) Reconciliation of Net Income (Loss) to Adjusted Earnings Net Income (Loss) Adjustments Net unrealized mark to market losses associated with non qualifying hedges Adjusted Earnings (loss) Earnings (Loss) Per Share (assuming dilution) Net unrealized mark to market losses associated with non qualifying hedges Adjusted earnings (Loss) Per Share Florida Power and Light Corporate FPL Energy Corporate and Other FPL Group, Inc. $749 $172 minus 34 $887 $3 $3 $749 $175 minus 34 $890 $2.07 $0.48 minus $0.10 $2.45 $0.01 $0.01 $2.07 $0.49 minus $0.10 $2.46

FPL Energy 2007 Outlook Key Assumptions WIND RESOURCE assumes normal wind resource NEW WIND INVESTMENTS 1,250 1,750 mw by end of 2007 ANNOUNCED AND ANTICIPATED ACQUISITIONS Includes previously announced acquisitions Assumes no additional unidentified acquisitions IMPROVED MARKET CONDITIONS NEPOOL on peak spark spreads ERCOT on peak spark spreads PJM on peak spark spreads WECC on peak spark spreads $0.50 over current forward prices $2.25 over current forward prices $1.00 over current forward prices $1.00 over current forward prices Please refer to transcript of 1Q 05 earnings call, Safe Harbor Statement on slides 46 48 herein, and SEC filings for full discussion of risks

FPL Group Schedule of total Debt and Equity millions unaudited December 31, 2004 Long term debt and preferred stock, including current maturities, commercial paper, and notes payable Equity linked debt securities Junior Subordinated Debentures 2 Project debt Natural gas fired assets Wind assets Debt with partial corporate support Natural gas fired assets Other long term debt and preferred stock, including current maturities, commercial paper, and notes payable Total debt and preferred stock Junior Subordinated Debentures 2 Common shareholders equity Equity linked debt securities Total capitalization, including debt due within one year Debt ratio 1 Ratios exclude impact of imputed debt for purchase power obligations 2 Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities) per books adjusted 1 $1,091 $309 421 601 348 6,984 6,984 9,744 6,984 309 7,537 7,537 1,081 $17,281 $15,911 56 percent 44 percent

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

• FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

• The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

• FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

FPL GROUP

FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure. FPL Groups and FPLs results of operations could be affected by FPLs ability to renegotiate franchise agreements with municipalities and counties in Florida. The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Groups and FPLs nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Groups and FPLs plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages. FPL Groups and FPLs ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the writeoff of their investment in the project or improvement. FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves managements judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPLs use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC. There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energys success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energys inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Groups future financial results. In keeping with industry trends, a portion of FPL Energys power generation facilities operate wholly or partially without longterm power purchase agreements. As a result, power from these facilities is sold on the spot market or on a shortterm contractual basis, which may affect the volatility of FPL Groups financial results. In addition, FPL Energys business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energys ability to sell and deliver its wholesale power may be limited.

FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them. FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Groups and FPLs ability to grow their businesses and would likely increase interest costs. FPL Groups and FPLs results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydro powered facilities. FPL Groups and FPLs results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, and could require additional costs to be incurred. Recovery of these costs is subject to FPSC approval. FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements. FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance. FPL Groups and FPLs ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as companyspecific events. FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage. The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Groups and FPLs businesses in the future.

FPL Group